

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Mr. John S. Whetzell
Chief Executive Officer
Northland Communications Corporation
101 Stewart Street, Suite 700
Seattle, Washington 98101

> **Re: Northland Cable Properties Eight Limited Partnership**
> **Schedule 14D-9**
> **Filed on September 7, 2011**
> **File No. 005-83179**

Dear Mr. Whetzell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to have filed your Schedule 14D-9 several business days after the date required by Rule 14e-2. Further, you appear not to have filed a Schedule 14D-9 at all with respect to a tender offer for the units commenced on January 12, 2009 and completed on February 9, 2009. If so, you should confirm that you have instituted procedures to ensure future compliance with Rule 14e-2. Also, be aware that the filing of a late Schedule 14D-9 does not and cannot cure past violations, and that neither such a filing nor this letter forecloses the Commission from taking any action with respect to these matters in the future.

Exhibit (a)(2)

2.   You state in the second paragraph of this letter that you express no opinion as to whether limited partners should tender their units. However, your Schedule 14D-9 clearly states that you recommend rejection of the tender offer. Please revise your disclosure to address this.

3.   In the third paragraph of this letter, you characterize the tender offer as a mini-tender offer, and refer limited partners to a staff investor publication advising investors to carefully scrutinize those types of offers. Please advise how you determined that the tender offer is a mini-tender offer, or correct your disclosure accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each filing person and its management are in possession of all facts relating to the filing person's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Georges H.G. Yates, Esq.
       Perkins Coie LLP